BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of CVM Resolution no. 80/2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	BRF S.A. and Potengi Holdings S.A. (“Potengi”).
Relationship with the Company	BRF holds a minority shareholding of Potengi’s share capital, with the remaining portion of the capital being held by AES Brasil Energia S.A. (“AES Brasil”). Potengi is an affiliate of BRF.
Date of the Transaction	March 27th, 2024.

Object, Main Terms and Conditions	BRF’s Board of Directors authorized the Company to provide a guarantee, in the form of a surety (“Guarantee”), jointly with AES Brasil, in proportion to each shareholder’s respective equity interests in Potengi’s capital, with the purpose of ensuring compliance with the main and ancillary obligations undertaken by Potengi at its 2nd (second) issue of 2,100,000 (two million and one hundred thousand) simple debentures, not convertible into shares, in a single series, with a maturity period of 18 (eighteen) years and 6 (six) months from the date of issue and nominal unit value of R$ 100.00 (one hundred reais), totaling the amount of R$ 210,000,000.00 (two hundred and ten million reais). The debentures will be subject to a public distribution exclusively to qualified investors, in accordance with CVM Resolution No. 160/2022, under the firm placement guarantee regime for the total amount of the issue (“Debentures”).
Reasons why the Company´s management deems the operation to be equitable	The Company´s management considers that granting the Guarantee is equitable and in the interest of BRF since (i) the granting of the Guarantee by BRF and AES Brasil constitutes one of the conditions for the placement of the Debentures; (ii) the guarantee provided by BRF is restricted to the percentage approved by the Company’s Board of Directors, which corresponds to the proportion of the equity interest held by the Company in Potengi, with AES Brasil also providing a guarantee for the remainder of the issue; and (iii) the terms and conditions of the guarantee provided by BRF will be exactly the same as those applicable to the guarantee provided by AES Brasil, and there is no joint liability between BRF and AES Brasil.
Eventual involvement of the counterparty, its partners, or administrators in the Company´s decision process regarding the Operation or in the negotiation of the Operation as representatives of the Company, describing these involvements	There was no participation by Potengi, it’s administrators and/or AES Brasil in the decision-making by BRF regarding the granting of the Guarantee, and such individuals also did not take part in the transaction as representatives of BRF.

São Paulo, April 2, 2024.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer